

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 1, 2018

Alec E. Gores
Chairman of the Board of Directors
Gores Holdings II, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

> **Re:** **Gores Holdings II, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 12, 2018**
> **File No. 1-37979**

Dear Mr. Gores:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Mara L. Ransom

　　　　　　　　　　Mara L. Ransom
　　　　　　　　　　Assistant Director
　　　　　　　　　　Office of Consumer Products